Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	First Quarter Ended March 30,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
	(In millions, except ratio of earnings to fixed charges)
Earnings:
Income from continuing operations before income taxes	$216	$871	$804	$639	$87 1	$9 08
Less: Net income from continuing operations attributable to noncontrolling interests	(5)	(16)	(14)	(15)	(13)	(9)
Income from continuing operations before income taxes after noncontrolling interests	$211	$855	$790	$624	$85 8	$899
Add:
Interest expense	41	165	161	181	171	171
Amortization of debt expense	1	6	8	8	7	6
Interest component of rent expense	9	36	34	42	47	47
Earnings	$262	$1,062	$993	$855	$1,084	$1,195
Fixed charges:
Interest expense	$41	$165	$161	$181	$171	$171
Amortization of debt expense	1	6	8	8	7	6
Interest component of rent expense	9	36	34	42	47	47
Fixed charges	$51	$207	$203	$231	$225	$224
Ratio of earnings to fixed charges	5.1 x	5.1 x	4.9 x	3.7 x	4.8x	5. 0 x